Filed by 1427702 B.C. Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:

Jupiter Acquisition Corporation
(Commission File No. 001-39505)

FILAMENT HEALTH ANNOUNCES SIGNING OF DEFINITIVE AGREEMENT FOR CONVERTIBLE NOTE FINANCING, CLOSING OF C$900,000 NON-BROKERED PRIVATE PLACEMENT FINANCING, FOUNDER-LED NOTE OFFERING AND OTHER UPDATES RELATED TO UPCOMING SPECIAL MEETING AND PROPOSED BUSINESS COMBINATION

VANCOUVER, BC, Dec. 6, 2023 /CNW/ - Filament Health Corp. (OTCQB: FLHLF) (NEO: FH) (FSE: 7QS) (“Filament” or the “Company”), a clinical-stage natural psychedelic drug development company, is pleased to announce that, further to its press release dated November 23, 2023, the Company has entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) with Helena Global Investment Opportunities 1 Ltd. (the “Note Investor”), an affiliate of Helena Partners Inc., a Cayman-Islands based advisor and investor (“Helena”) and 1427702 B.C. Ltd. (“TopCo”), providing for up to USD$14.4 million in funding through the issuance of senior secured convertible notes (the “Notes” and “Note Financing”, respectively).

The Note Financing is expected to provide the Company over USD$4.3 million in funding at closing, which is expected to close prior to or concurrently with the closing of the previously announced business combination among Filament, Jupiter Acquisition Corporation (NASDAQ:JAQC) (“Jupiter”), a special purpose acquisition company, and TopCo (such business combination, the “Proposed Business Combination”).

Additionally and further to its press release dated September 29, 2023, the Company has closed its previously announced private placement financing for gross proceeds of C$900,000 (the “Unit Offering”).

The Company also announces that TopCo intends to raise net proceeds of USD$900,000 through the issuance of unsecured convertible notes (the “Founder Notes”) to certain investors who are affiliates or advisors of Jupiter and Filament, which is expected to occur on or about the closing of the Note Financing (the “Founder Offering”).

“We are thrilled to announce entry into the Securities Purchase Agreement, closing of the Unit Offering and the key terms of the Founder Offering, each of which are a testament to investors’ confidence in Filament’s vision,” said Ben Lightburn, Chief Executive Officer at Filament. “I believe these financings mark significant de-risking milestones, propelling us toward the execution of the Proposed Business Combination and our anticipated listing on Nasdaq. At the same time, they greatly reinforce our capacity to move forward with internal operational and drug development programs.”

The Company also announces that, in connection with execution of the Note Financing, the Company has amended: (i) that certain Business Combination Agreement, by and among the Company, Jupiter, TopCo and Filament Merger Sub LLC, dated as of July 18, 2023 (as amended by the First Amendment to the Business Combination Agreement, the “Business Combination Agreement”); and (ii) the Plan of Arrangement attached as Exhibit D to the Business Combination Agreement (the “Plan of Arrangement”), in each case in order to include the Notes issued in the Note Financing in the Company’s proposed arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia).

The Company also provides an update regarding the special meeting of its securityholders (the “Filament Securityholders”) to be held at the offices of Fasken Martineau DuMoulin LLP at 550 Burrard Street, Suite 2900, Vancouver, British Columbia V6C 0A3 on Monday, December 11, 2023, at 9:30 a.m. (Vancouver time) to approve, among other things, the Arrangement (the “Special Meeting”).

Note Financing

Pursuant to the Securities Purchase Agreement, the Note Financing will consist of the issuance of the Notes in the aggregate principal amount of up to USD$14,400,000 to the Note Investor, a Cayman special purpose vehicle managed by Helena.

The Note Financing will be provided in six equal tranches (each a “Tranche”) of USD$2.4 million. The first two Tranches under the Note Financing are expected to close in December 2023, immediately prior to the closing of the previously announced Proposed Business Combination.

In connection with the Note Financing, at each Tranche, the Company shall grant the Investors an original issue discount of up to the aggregate amount of USD$240,000 (being an amount equal to 10% of the principal amount of such Tranche) to cover the Note Investor’s accounting fees, due diligence fees, monitoring, and/or other transactional costs incurred in connection with the purchase and sale of the Notes issued in connection with each Tranche. As a result of this original issue discount, the Company expects to raise a net principal amount of up to USD$12,960,000 pursuant to the Note Financing.

Following the date of the initial date of closing of the Note Financing, the Company shall pay to the Lead Note Investor a commitment fee in three equal instalments of USD$240,000 (the “Commitment Fee”) to be paid on each of the sixtieth day following the initial date of closing of the Note Financing, the seventy-fifth day following the initial date of closing of the Note Financing, and the ninetieth day following the initial date of closing of the Note Financing. In its sole discretion, in lieu of cash payment of the foregoing amounts, the Note Investor may choose to accept a convertible promissory note or notes substantially in the form of the Notes having an initial principal amount equal to the amount of the Commitment Fee. For greater clarity, all references herein to “Notes” and the conversion of Notes into common shares in the capital of the Company (“Common Shares”) shall include the convertible promissory notes issuable in connection with the Commitment Fee and the Common Shares issuable upon valid conversion thereof, respectively.

The Company may draw down on the third Tranche upon a registration statement covering the shares issuable in respect of the securities being declared effective by the U.S. Securities and Exchange Commission (“SEC”), in addition to a period of eight (8) months having elapsed from the disbursement of the first Tranche. The Company may draw down on the remaining Tranches upon one of the following: (ii) each Note issued in connection with a prior Tranche, except for the Note issued in the most recently completed prior Tranche, shall have either been fully converted or paid; or (iii) the value of the Company’s common stock that has traded on the Nasdaq Stock Market since the issuance of any Note under a Tranche that has not yet either been fully converted or paid is greater than 10x (ten times) the amount of the original principal balance of such Tranche proposed to be completed.

The Notes will bear interest at 10% per annum, paid quarterly, and will carry a term of 12 months. Interest not paid in cash shall be payable by increasing the outstanding principal amount (with such increased amount accruing interest as well). At any time following the issuance of a Note, the Note Investor may convert all or a portion of such Note into a number of shares of the Company equal to the amount of indebtedness (comprised of principal and unpaid interest) under such Note being converted divided by the applicable Conversion Price (as defined below). The Conversion Price will be calculated as 90% of the 5-day volume weighted average price immediately preceding the issuance of a conversion notice by the Note Investor, subject to adjustment based on standard anti-dilution provisions (the “Conversion Price”). The minimum “floor” Conversion Price is USD$1.65 (the “Floor Conversion Price”), provided that the Floor Conversion Price for Notes issued in the third Tranche or later Tranches may be adjusted in certain circumstances.

The Company may, at any time and at its sole option, request to redeem the outstanding Notes at 105% of the principal amount thereof upon ten (10) trading days’ notice prior to such redemption and during which time the Note Investor shall be entitled to convert the Notes.

For a period of five years from their issuance, the Note Investor shall have the option to purchase a number of Common Shares equivalent to up to 50% of the principal amount of each issued tranche of Notes (the “Note Financing Warrants”) divided by USD$1.65. The original exercise price of the Note Financing Warrants shall be USD$12.50 per Common Share (the “Original Exercise Price”), subject to adjustment and anti-dilution rights.

The Note Financing is structured such that the Conversion Price and the Floor Conversion Price will remain the same subsequent to closing of the Proposed Business Combination and the number of Warrant Shares issuable upon exercise of the Note Financing Warrants will remain the same subsequent to closing of the Proposed Business Combination. The Notes and Note Financing Warrants issued in the first two Tranches prior to closing of the Proposed Business Combination are intended to be exchanged pursuant to the Amended Plan of Arrangement (as defined below).

TopCo is a party to the Securities Purchase Agreement for the purpose of assuming Filament’s obligations under the Securities Purchase Agreement after completion of the Proposed Business Combination and for the purpose of issuing all Tranches of the Note after the first two tranches.

Completion of the Note Financing is subject to, among other matters, the satisfaction of the conditions negotiated in the Securities Purchase Agreement. Accordingly, there can be no assurance that the Note Financing will be consummated on the terms or timeframe currently contemplated, or at all.

ARC Group Limited acted as financial advisor in connection with the Note Financing.

The Unit Offering

The Unit Offering was completed by way of non-brokered private placement of 5,999,998 units (the “Units”) at a price of $0.15 per Unit (the “Issue Price”) for gross proceeds of C$900,000.

Each Unit consists of one Common Share and one Common Share purchase warrant (the “Unit Warrants”) of the Company, with each such Unit Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of $0.20, representing a 33% premium to the Issue Price, until December 5, 2026. All Common Shares and Unit Warrants issued under the Unit Offering are subject to a hold period of four months and one day from the date of issuance.

Negev Capital, a psychedelic medical intervention investment fund that has made over 25 investments to date, was the lead investor of the Unit Offering. The net proceeds of the Unit Offering will be used for the initiation of patient recruitment for the advancement of the Company’s drug development programs focused on substance use disorders.

The offered securities have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws, and may not be offered or sold to, or for the account or benefit of, any person in the United States or any “U.S person”, as such term is defined in Regulation S under the Securities Act, absent registration or an applicable exemption from registration requirements. Offers and sales in the United States will be limited to institutional accredited investors. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Founder Offering

In connection with the Founder Offering, TopCo intends to issue the Founder Notes in the aggregate principal amount of USD$1,000,000 to certain investors who are affiliates or advisors of Jupiter and Filament, as well as investors controlled by certain affiliates of Jupiter, including James N. Hauslein (collectively, the “Founders”), on or about the closing of the Note Financing.

TopCo shall grant the Founders an original issue discount of an aggregate amount of USD$100,000 (being an amount equal to 10% of the principal amount of the Founder Notes) to cover the Founders’ collective transactional costs incurred in connection with the purchase and sale of the Founder Notes. As a result of this original issue discount, TopCo expects to raise a net principal amount of USD$900,000 pursuant to the Founder Offering.

The Founder Notes will bear interest at 10% per annum, paid quarterly, and will carry a term of 12 months. Interest not paid in cash shall be payable by increasing the outstanding principal amount (with such increased amount accruing interest as well). The Founder Notes are unsecured. At any time following the issuance of a Founder Note, the Founders may convert all or a portion of such Founder Note into a number of shares of TopCo equal to the amount of indebtedness (comprised of principal and unpaid interest) under such Founder Note being converted divided by USD$2.00 per share (the “Founder Note Conversion Price”).

TopCo may, at any time and at its sole option, request to redeem the outstanding Founder Notes at 105% of the principal amount thereof upon ten (10) trading days’ notice prior to such redemption and during which the Founders shall be entitled to convert the Founder Notes.

For a period of five years from their issuance, the Founders shall have the option to purchase an aggregate number of TopCo Common Shares equivalent to up to 50% of the principal amount of the Founder Notes (the “Founder Note Warrants”) at an exercise price of USD$2.00 per TopCo Common Share (the “Founder Exercise Price”), subject to adjustment and anti-dilution rights.

Completion of the Founder Note Financing is subject to, among other matters, the completion of due diligence, the negotiation and execution of definitive agreements providing for the Founder Note Financing, and the satisfaction of the conditions negotiated therein, including necessary corporate and regulatory approvals. Accordingly, there can be no assurance that the parties will successfully negotiate and enter into definitive agreements for the Founder Note Financing, or that the Founder Note Financing will be consummated on the terms or timeframe currently contemplated, or at all.

Amended Plan of Arrangement and Amendment to Business Combination Agreement

The Company also announces that, further to its press release dated July 19, 2023, the Company has entered into the First Amendment to the Business Combination Agreement, such amendment dated effective December 5, 2023 and entered into by the Company and each of the other parties to the Business Combination Agreement (the “Amending Agreement”). The Amending Agreement provides for the replacement of the Plan of Arrangement with the Amended Plan of Arrangement (as defined below), and also amends certain provisions of the Business Combination Agreement to more accurately reflect the closing mechanics of and allocation of consideration in connection with the Proposed Business Combination.

The Company also proposes to adopt an amended Plan of Arrangement (the “Amended Plan of Arrangement”) in order to provide for the exchange of the Notes for equivalent secured convertible promissory notes of TopCo in connection with completion of the Arrangement.

Updated Opinion of Filament’s Financial Advisor

On July 18, 2023, the Company received a fairness opinion regarding the fairness of the proposed Business Combination to the Filament Securityholders (the “Fairness Opinion”) from Evans & Evans, Inc., independent financial advisor to the Company (“Evans”). The Fairness Opinion determined that the Arrangement is in the best interest of Filament and is fair, from a financial point of view, to the Filament Securityholders, and concluded that the Special Committee of Filament’s Board of Directors (the “Special Committee”) recommend to Filament’s Board of Directors (the “Board”) the approval of form of Business Combination Agreement and proceeding with the Arrangement.

On December 5, 2023, the Company received an addendum to the Fairness Opinion (the “Updated Fairness Opinion”) from Evans, which Updated Fairness Opinion updates the Fairness Opinion in order to consider the impact of the Note Financing and the Amended Plan of Arrangement on the fairness of the Proposed Business Combination to the Filament Securityholders. The Updated Fairness Opinion was presented to the Special Committee by Evans at a meeting of the Special Committee held on December 5, 2023. Pursuant to the Updated Fairness Opinion, Evans maintains its conclusion that the Arrangement is in the best interest of Filament and remains fair, from a financial point of view, to the Filament Securityholders, and that the Special Committee recommend to the Board the approval of the form of Amending Agreement and proceeding with the Arrangement, as amended by the Amended Plan of Arrangement.

Updated Pro Forma Financials

The Company has also prepared updated pro forma financial statements (the “Updated Pro Forma Financials”) to reflect, among other things, the Offering, the Founder Offering and the Note Financing.

Background of the Proposed Business Combination

As a result of the matters set forth above, below is language to be added to the summary of the background to the Proposed Business Combination, which is substantially as set forth in the Circular, which has been updated for certain other developments and matters, including for those matters described above. Capitalized terms used below and not otherwise defined have the meaning ascribed thereto in the Circular.

“On September 29, 2023, the Company announced a non-brokered private placement for gross proceeds of a minimum of C$1,000,000 and up to C$2,000,000 through the issuance of a minimum of 6,666,667 units and a maximum of 13,333,333 units at a price of C$0.15 per unit (the “Second Bridge Financing”), with such units being comprised of one Filament Common Share and one common share purchase warrant entitling the holder thereof to acquire one Filament Common Share for a period of 36 months from the date of issue at an exercise price of C$0.20. The Company completed the Second Bridge Financing on December 5, 2023, through the issuance of 5,999,998 units at a price of $0.15 per unit, for gross proceeds of C$900,000.

On November 23, 2023, the Company announced that it had signed a non-binding term sheet (the “Term Sheet”) providing for up to USD$14.4 million in funding (the “Note Financing”) through the issuance of convertible notes (the “Helena Notes”) and common share purchase warrants to an affiliate of Helena Partners Inc., a Cayman-Islands based advisor and investor (“Helena”). The Note Financing is expected to close in December 2023, immediately prior to closing of the Business Combination.

On December 5, 2023, the Company announced that it has entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) with Helena Global Investment Opportunities 1 Ltd. (the “Note Investor”), an affiliate of Helena, and TopCo, providing for up to USD$14.4 million in funding through the issuance of the Helena Notes. Completion of the Note Financing is subject to, among other matters, the satisfaction of the conditions negotiated in the Securities Purchase Agreement. Accordingly, there can be no assurance that the Note Financing will be consummated on the terms or timeframe currently contemplated, or at all.

On December 5, 2023, the Company announced that TopCo intends to raise USD$1,000,000 through the issuance of unsecured convertible notes (the “Founder Notes”) and common share purchase warrants to certain investors who are affiliates or advisors of Jupiter and Filament, as well as investors controlled by certain affiliates of Jupiter, including James N. Hauslein, which is expected to occur on or about the closing of the Note Financing (the “Founder Offering”). Completion of the Founder Note Financing is subject to, among other matters, the completion of due diligence, the negotiation of definitive agreements providing for the Founder Note Financing, and the satisfaction of the conditions negotiated therein, including necessary corporate and regulatory approvals. Accordingly, there can be no assurance that the parties will successfully negotiate and enter into a definitive agreement for the Founder Note Financing, or that the Founder Note Financing will be consummated on the terms or timeframe currently contemplated, or at all.

On December 5, 2023, the Company received an addendum to the Fairness Opinion (the “Updated Fairness Opinion”) from Evans, which Updated Fairness Opinion updates the Fairness Opinion in order to consider the impact of the Amending Agreement and the Amended Plan of Arrangement on the fairness of the Proposed Business Combination to the Filament Securityholders. Pursuant to the Updated Fairness Opinion, Evans maintains its conclusion that the Arrangement is in the best interest of Filament and is fair, from a financial point of view, to the Filament Securityholders, and that the Filament Special Committee recommend to the Filament Board the approval of the form of Amending Agreement and proceeding with the Arrangement, as amended by the Amended Plan of Arrangement.

On December 5, 2023, the Filament Special Committee unanimously reconfirmed their recommendation to the Filament Board, and the Filament Board, upon the recommendation of the Filament Special Committee, has unanimously determined that the Arrangement is fair to the Filament Securityholders and is in the best interests of the Company. The Filament Board has unanimously reconfirmed its recommendation that the Filament Securityholders vote in favour of the Arrangement Resolution.

On December 5, 2023, the Company entered into an amendment to the Business Combination Agreement with each of the other parties to the Business Combination Agreement (the “Amending Agreement”). The Amending Agreement provides for the replacement of the Plan of Arrangement with the Amended Plan of Arrangement (as defined below), and also amends certain provisions of the Business Combination Agreement to more accurately reflect the closing mechanics of and allocation of consideration in connection with the Business Combination.

The Company also proposes to adopt an amended Plan of Arrangement (the “Amended Plan of Arrangement”) in order to include the exchange of the Helena Notes for equivalent secured convertible promissory notes of TopCo in connection with completion of the Arrangement.

The parties have continued and expect to continue regular discussions regarding the timing to consummate the Business Combination and necessary preparation in connection therewith.”

Recommendation of Special Committee and Board

The Special Committee, upon review of the Amended Plan of Arrangement, the Amending Agreement and the Updated Fairness Opinion, has unanimously reconfirmed their recommendation to the Board, and the Board, upon the recommendation of the Special Committee, has unanimously determined that the Arrangement is fair to the Filament Securityholders and is in the best interests of the Company. The Board has unanimously reconfirmed its recommendation that the Filament Securityholders vote in favour of the Arrangement Resolution at the Special Meeting.

Special Meeting Matters

Shareholders as of November 6, 2023 should now have received, either directly from Filament or through their intermediary, a copy of the Circular.

The information presented under the headings “Amended Plan of Arrangement and Amendment to Business Combination Agreement”, “Updated Opinion of Filament’s Financial Advisor, “Background of the Business Combination” and “Recommendation of Special Committee and Board” in this press release is deemed incorporated into the Circular and should be read in conjunction therewith. Additionally, the Amending Agreement shall be deemed incorporated into Schedule “D” of the Circular, the Amended Plan of Arrangement shall be deemed to replace Schedule “E” of the Circular, the Updated Fairness Opinion shall be deemed incorporated into Schedule “F” of the Circular and the Updated Pro Forma Financials shall be deemed to replace Schedule “N” of the Circular.

All other terms and conditions of the Business Combination Agreement and the Plan of Arrangement remain the same. The text of the special resolution proposed to be considered by the Filament Securityholders at the Special Meeting will remain the same as set forth in Schedule “B” to the management information circular of Filament dated November 7, 2023 (the “Circular”) and available under Filament’s SEDAR+ profile at www.sedarplus.ca.

The Amending Agreement, the Amended Plan of Arrangement, a blackline of the Amended Plan of Arrangement showing the edits made to the Plan of Arrangement, the Updated Fairness Opinion and the Updated Pro Forma Financials will be made available under Filament’s SEDAR+ profile at www.sedarplus.ca.

The Company anticipates that the Note Financing will not close until after the Special Meeting, and thus the Note Investor will not be able to vote on the Arrangement Resolution. However, the Company intends to obtain a written consent from the Note Investor approving the Arrangement Resolution after closing the Note Financing and prior to closing of the Proposed Business Combination.

The Company intends to extend its proxy cut-off deadline, despite what is disclosed in the Circular and form of proxy, such that any Filament Securityholder may submit his, her or its proxy at any time prior to the extended proxy cut-off time of Friday, December 8, 2023 at 9:30 a.m (Pacific time).

For additional details regarding the Proposed Business Combination, please see the sources described below under, “Important Information About the Proposed Business Combination and Where to Find It.”

ABOUT FILAMENT HEALTH CORP (OTCQB:FLHLF) (NEO:FH) (FSE:7QS)

Filament Health is a clinical-stage natural psychedelic drug development company. We believe that safe, standardized, naturally-derived psychedelic medicines can improve the lives of many, and our mission is to see them in the hands of everyone who needs them as soon as possible. Filament’s platform of proprietary intellectual property enables the discovery, development, and delivery of natural psychedelic medicines. We are paving the way with what we believe to be the first-ever natural psychedelic drug candidates.

Learn more at www.filament.health and on Twitter, Instagram and LinkedIn.

ABOUT HELENA PARTNERS INC.

Helena Partners Inc. is a Cayman Islands-based investment vehicle and advisor focused on providing listed companies around the world with growth capital. Helena invests across the capital stack in the form of debt, equity, and equity-linked investments.

FORWARD LOOKING INFORMATION

Certain statements and information contained herein may constitute “forward-looking statements” and “forward-looking information,” respectively, under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “expect”, “anticipate”, “continue”, “estimate”, “may”, “will”, “should”, “believe”, “intends”, “forecast”, “plans”, “guidance” and similar expressions are intended to identify forward-looking statements or information. Forward-looking statements herein include, but are not limited to, statements regarding the use of proceeds of the Offering, completion of the Note Financing, completion of the Founder Offering and completion of the Proposed Business Combination, including receipt of all necessary securityholder and regulatory approval in connection therewith. The forward-looking statements are not historical facts, but reflect the current expectations of management of Filament regarding future results or events and are based on information currently available to them. Certain material factors and assumptions were applied in providing these forward-looking statements. Forward-looking statements regarding the Company are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Filament to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including risks associated with obtaining securityholder approval of the Proposed Business Combination and risks associated with completion of the Note Financing, completion of the Founder Offering and the Proposed Business Combination, including risks associated with adverse market conditions. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Filament will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

Important Information About the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination (the “Proposed Business Combination”) between Jupiter Acquisition Corporation, a Delaware corporation (“Jupiter”), and Filament Health Corp., a corporation organized under the laws of British Columbia (“Filament”), and may be deemed to be solicitation material in respect of the Proposed Business Combination. The Proposed Business Combination will be submitted to Jupiter’s stockholders for their consideration and approval. 1427702 B.C. Ltd., a corporation organized under the laws of British Columbia (“TopCo”), has filed a registration statement on Form F-4 (File No. 333-273972) and amendments and supplements thereto (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement in connection with Jupiter’s solicitation of proxies for the vote by Jupiter’s stockholders to approve the Proposed Business Combination and other matters as described in the Registration Statement and (ii) a preliminary prospectus relating to the offer of TopCo securities to be issued in the Proposed Business Combination. The Registration Statement was declared effective by the SEC on November 13, 2023, and TopCo and Jupiter filed the definitive proxy statement/prospectus with the SEC on that same date. Jupiter and TopCo also intend to file other relevant documents with the SEC and, in the case of Filament and TopCo, with the applicable Canadian securities regulatory authorities, regarding the Proposed Business Combination. On November 13, 2023, after the Registration Statement was declared effective, Jupiter commenced the mailing of the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. The Proposed Business Combination will also be submitted to the securityholders of Filament for their consideration and approval. JUPITER’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH JUPITER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT JUPITER, FILAMENT, TOPCO AND THE PROPOSED BUSINESS COMBINATION.

Jupiter’s stockholders and other interested parties may also obtain a copy of the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto, and the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by Jupiter, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to: Jupiter Acquisition Corporation, 11450 SE Dixie Hwy, Suite 105, Hobe Sound, FL 33455. As the Registration Statement contains certain information about Filament, the Registration Statement has also been made available under Filament’s profile on SEDAR+ at www.sedarplus.ca.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “could,” “continue,” “may,” “might,” “outlook,” “possible,” “potential,” “predict,” “scheduled,” “should,” “would.” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current beliefs and expectations of Filament’s, TopCo’s and Jupiter’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Although Filament, TopCo and Jupiter believe that their respective plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Filament, TopCo or Jupiter can assure you that any of them will achieve or realize these plans, intentions, or expectations. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Filament, TopCo and Jupiter. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; (ii) the failure of either Jupiter or Filament prior to the Proposed Business Combination, or TopCo after the Proposed Business Combination, to execute their business strategy; (iii) the outcome of any legal proceedings that may be instituted against Filament, TopCo or Jupiter or others following the announcement of the Proposed Business Combination; (iv) the inability to complete the Proposed Business Combination due to the failure to obtain any necessary interim order or other required court orders in respect of Filament’s statutory plan of arrangement under the Business Corporations Act (British Columbia) with respect to the Proposed Business Combination or the failure to obtain the approval of Filament’s shareholders or Jupiter’s stockholders or to satisfy other conditions to closing; (v) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (vi) the ability to meet stock exchange listing standards prior to and following the consummation of the Proposed Business Combination; (vii) the risk that the Proposed Business Combination disrupts current plans and operations of Filament as a result of the announcement and consummation of the Proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of TopCo to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (ix) costs related to the Proposed Business Combination; * failure to comply with and stay abreast of changes in laws or regulations applicable to Filament’s business, including health and safety regulations and policies; (xi) Filament’s estimates of expenses and profitability and underlying assumptions with respect to redemptions by Jupiter’s stockholders and purchase price and other adjustments; (xii) any downturn or volatility in economic or business conditions; (xiii) the effects of COVID-19 or other epidemics or pandemics; (xiv) changes in the competitive environment affecting Filament or its customers, including Filament’s inability to introduce, or obtain regulatory approval for, new products; (xv) the failure to obtain additional capital on acceptable terms; (xvi) the impact of pricing pressure and erosion; (xvii) failures or delays in Filament’s supply chain; (xviii) Filament’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Filament; (xix) the possibility that Filament, TopCo or Jupiter may be adversely affected by other economic, business and/or competitive factors; (xx) the failure of Filament or TopCo to respond to fluctuations in foreign currency exchange rates; and (xxi) Filament’s estimates of its financial performance; and those factors discussed in documents of Jupiter or TopCo filed, or to be filed, with the SEC. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Filament, TopCo or Jupiter presently knows or that Filament, TopCo and Jupiter currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Filament’s, TopCo’s and Jupiter’s expectations, plans, or forecasts of future events and views as of the date of this communication. Filament, TopCo and Jupiter anticipate that subsequent events and developments will cause Filament’s, TopCo’s and Jupiter’s assessments to change. However, while Filament, TopCo and Jupiter may elect to update these forward-looking statements at some point in the future, Filament, TopCo and Jupiter specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Filament’s, TopCo’s or Jupiter’s assessments as of any date after the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Participants in Solicitation

Jupiter, Filament, TopCo, and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination. Information regarding Jupiter’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination is set forth in the Registration Statement, and the preliminary proxy statement/prospectus included therein, and the definitive proxy statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement, and the preliminary proxy statement/prospectus included therein, and is included in the definitive proxy statement/prospectus. Jupiter’s stockholders, potential investors, and other interested persons should carefully read the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto, the definitive proxy statement/prospectus, and related documents filed with the SEC, before making any voting or investment decisions. These documents, once available, can be obtained free of charge from the sources indicated above.

No Assurances

There can be no assurance that the Proposed Business Combination will be completed, nor can there be any assurance, if the Proposed Business Combination is completed, that the potential benefits of the Proposed Business Combination will be realized.

SOURCE Filament Health Corp.

For further information: MEDIA RELATIONS: Anna Cordon, Director of Communications, anna@filament.health; INVESTOR RELATIONS: ir@filament.health

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